Second Quarter 2008 Earnings Call
August 13, 2008

Forward - looking statements & EBITDA
• Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as ‘‘expects,’’ ‘‘anticipates,’’
‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘projects,’’ ‘‘forecasts,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should,’’ and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.
• Factors that might cause future results to differ include, but are not limited to, the following:
 – unexpected future operating or financial results
 – delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
 – changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
 – our ability to obtain additional financing
 – changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
 – deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives
 – delays or defaults by our contract counter-parties in performing their obligations to us
 – loss of one or more key members of our management team
 – changes in governmental rules and regulations or actions taken by regulatory authorities
 – adverse weather conditions that can affect production of the goods we transport and navigability of the river system
 – the highly competitive nature of the oceangoing transportation industry
 – the loss of one or more key customers
 – unexpected fluctuations in foreign exchange rates and devaluations
 – liabilities from future litigation
 – other factors discussed in the section titled ‘‘Risk factors” in our annual report on form 20-F for the year ended December 31, 2007
• Management considers EBITDA to be a meaningful indicator of operating performance and uses it as a measure to assess the operating performance of the Company’s business. EBITDA provides us with an understanding of one aspect of earnings before the impact of investing and financing transactions and income taxes. EBITDA should not be construed as a substitute for net income or as a better measure of liquidity than cash flow from operating activities, which is determined in accordance with generally accepted accounting principles (“GAAP”). EBITDA excludes components that are significant in understanding and assessing our results of operations and cash flows. In addition, EBITDA is not a term defined by GAAP and as a result our measure of EBITDA might not be comparable to similarly titled measures used by other companies. The Company believes that EBITDA is relevant and useful information, which is often reported and widely used by analysts, investors and other interested parties in our industry. Accordingly, the
Company has included references to EBITDA in this presentation. A reconciliation of EBITDA, Adjusted EBITDA and Segment EBITDA to US GAAP measures is available on the Appendix of this presentation

(In $ 000's)	2Q 08	2Q 07	% Change
Ex-items			
Adjusted EBITDA[1]	28,978	19,386	49%
Adjusted Net Income	$13,878	$5,636	146%

2Q 2008 Ultrapetrol’s Highlights
► Signed a 12-year secured term loan of up to $93.6 million with DVB Bank AG and Natixis in respect of pre-delivery and post-delivery financing of the four PSVs under construction in India →
$5.9 million already drawn down
►Signed an MOA to sell our passenger vessel Blue Monarch; the sale, when materialized, will provide net proceeds of $8.3 million
(1) A reconciliation of EBITDA and Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation
Revenues
$82,978
$55,426
50%
EBITDA
(1)
$28,978
$16,313
78%
Non-Cash Losses on FFAs
-
3,073
-
Net Income
$11,714
$943
1142%
EPS (In $)
$0.36
$0.03
1100%
Ex-items
Non-Cash Losses on FFAs
-
3,073
-
Provision for Income Tax on Unrealized Foreign
Currency Gains on USD-denominated Debt
2,164
1,620
34%
Adjusted EPS (In $)
$0.43
$0.18
139%

(In $ 000's)	1H 08	1H 07	% Change
Ex-items			
Adjusted EBITDA[1]	**51,516**	**35,899**	**44%**
Ex-items			
Adjusted Net Income	**$19,713**	**$8,390**	**135%**

1H 2008 Ultrapetrol’s Highlights
► Share buy-back program of up to $50.0 million authorized until end of September 2008
 • 671,171 shares bought to date
(1) A reconciliation of EBITDA and Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation
Revenues
$150,379
$100,852
49%
EBITDA
(1)
$63,235
$32,826
93%
Non-Cash (Gains) Losses on FFAs
(6,311)
3,073
-305%
Cash Losses / Settlements on FFAs already accounted
for in our December 31, 2007 Financial Results
(5,408)
-
-
Net Income
$29,053
$2,907
899%
EPS (In $)
$0.88
$0.10
780%
Non-Cash (Gains) Losses on FFAs
(6,311)
3,073
-305%
Cash Settlements on FFAs
(5,408)
-
-
Provision for Income Tax on Unrealized Foreign
Currency Gains on USD-denominated Debt
2,379
2,410
-1%
Adjusted EPS (In $)
$0.60
$0.28
114%

2Q 2008 & Year to Date
River Business Developments
► Ongoing construction of new barge building yard → currently receiving equipments for installation and construction of facility progressing as planned
 • Most modern of its kind in South America → expected to be in production by 1Q
 2009
 • Will allow us to increase our fleet capacity substantially at attractive investments costs
► Barge enlargement and re-bottoming programs continue → 48 barges processed out of a total of 130 targeted by the end of 2010
► 6% increase in volumes loaded as compared to 2Q 2007
 • Grew volumes loaded 10% in 1H 2008 when compared to 1H 2007
► 27 barges and two pushboats purchased in the US arrived in the Hidrovia, and are operational as from June 2008

FINANCIAL HIGHLIGHTS (In $ 000's)	2Q 08	2Q 07	% Change
Segment EBITDA[1]	$5,758	$5,710	1%

Year-on-Year River Business Highlights
Voyage Expenses Year-on-Year Increase
$8,299
Increase in Fuel Expense(2) = $6,602
Increase in Other Voyage Expenses(2) = $1,697
►$5,292 due to fuel price
►$1,310 due to quantity
consumed
	2Q 08	2Q 07	Difference
Other Voyage Expenses (Excludes Fuel) - ($ / Ton)	$4.06	$2.78	46%
Running Costs ($ / Ton)	$7.57	$5.45	39%
Cost Increase per metric ton loaded(2)
(1) A reconciliation of Segment EBITDA to US GAAP measures is available on the Appendix in this presentation
(2) Source: Company calculations / data
Volumes (In Metric Tons)
1,189,527
1,126,855
6%
Revenues
$34,855
$23,497
48%
Voyage Expenses
(17,928)
(9,629)
86%
Running Costs
(9,005)
(6,142)
47%
G&A
(2,248)
(1,898)
18%
Other, net
84
(118)
-171%

2Q 08 vs 2Q 07 Freight Rate Increase Breakdown
	2Q 08	2Q 07	Difference
Average Freight Rate ($ / Ton)	$27.74	$20.88	33%
Difference	$6.86
Of which
Fuel adjustment explains	$4.66, or 22%
Average price increases and cargo mix explain	$2.20, or 11%
$20.88
$27.74
Source: Company calculations / data
+22%
+11%
15
17
19
21
23
25
27
29
2Q 07
2Q 08
Incidence of average price and cargo mix change in freight
increase
Incidence of fuel adjustment in freight increase
2Q 07 Average freight rate

(In $ 000's)	2Q 08	2Q 07	% Change
Segment EBITDA Margin	16.5%	24.3%	-
Adjusted Segment EBITDA Margin	19.5%	24.3%	-

$ / MT
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08

2Q 08 Avg. Price Gap = $499.5 / MT
2Q 08 vs 2Q 07 EBITDA Margin & Fuel Adjustment
Diesel Oil - IFO 180 Price Gap
Source: Bunkerworld
Revenues
$34,855
$23,497
48%
Segment EBITDA
$5,758
$5,710
1%
Effect of Fuel Adjustment
($5,292)
-
-
Revenues excluding Effect of Fuel Adjustment
$29,563
-
-
0
200
400
600
800
1,000
1,200
1,400
Diesel Oil - IFO 180 Price Gap
Diesel Oil Price

CAGR = 37%
Thousand Metric Tons
CAGR = 126%
Thousand Metric Tons

Hidrovia Market Overview
Source: FAS - USDA
Paraguayan Soybean Crop
Corumbá Mine Iron Ore Exports(1)
(1) Industry sources
492
1,113
6,200
6,800
3,640
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
2006
2007
2008E
98
308
247
147
357
448
0
100
200
300
400
500
2Q 07
2Q 08
April
May
June

Seven vessels under construction:
► Brazil - 1 Vessel
• UP Rubi → delivery expected during 1Q 2009
► India - 4 Vessels
• Steel cutting progressing as expected
► China - 2 Vessels
• Steel cutting expected to start by mid 3Q
2008
• Option to construct two further PSVs not
executed and currently negotiating with yard
for these vessels
2Q 2008 & Year to Date Offshore
Supply Business Developments
Five vessels operated during 2Q 2008:
► Brazilian Market
• Two vessels committed until 2Q 2009
► North Sea Market
• One vessel committed until 2Q 2009
• One vessel committed until Sep 2008
• One vessel in the spot market

FINANCIAL HIGHLIGHTS (In $ 000's)	2Q 08	2Q 07	% Change
Segment EBITDA [2]	$4,459	$5,831	-24%

Year-on-Year Offshore Supply Business Highlights
(1) Includes recoveries from our delay and loss of hire insurance
(2) A reconciliation of Segment EBITDA to US GAAP measures is available on the Appendix in this presentation
► Increase in Revenues not fully equivalent to full quarter of UP Diamante in 2008 vs 44 days in 2007: Revenues partly reflected in Other Operating Income and lower spot rates in the North Sea (affecting one vessel) during 2Q 2008
► Increase in Running Costs mainly linked to Brazilian currency appreciation and entry into operations of UP Diamante
► Allocation of G&A expenses for FY 07 vs FY 2008 has no variation in criteria
(proportion of segment’s share in company’s fixed assets). However 2Q 2008 and 3Q
08 will show a negative variation and 4Q 2008 an equivalent positive variation
Revenues
$10,974
$10,675
3%
Voyage Expenses
(491)
(424)
16%
Running Costs
(4,427)
(3,185)
39%
G&A
(1,826)
(1,051)
74%
Other Operating Income
(1)
384
-
-
Other, net
(155)
(184)
-16%
OPERATING HIGHLIGHTS
 Average Daily Revenues
(1)
$25,281
$27,219
-7%
 Average Daily Running Costs
$8,485
$6,835
24%
 Average # of Vessels
5
4.5
11%

Vessel	Deck Area	Year Built	Market	Contract	Expiry

Vessel	Deck Area	Expected Delivery

Offshore Supply Fleet Overview
Fleet in Operation
Fleet under Construction
UP Esmeralda
840 m
2
2005
North Sea
UP Safira
840 m
2
2005
North Sea
Time Charter
Apr-09
UP Topazio
840 m
2
2006
North Sea
Time Charter
Sep-08
UP Agua-Marinha
840 m
2
2006
Brazil
Time Charter
Apr-09
UP Diamante
840 m
2
2007
Brazil
Time Charter
Apr-09
Spot Market
UP Rubi
840 m
2
2009
Indian PSV 1
840 m
2
2009
Indian PSV 2
840 m
2
2009
Indian PSV 3
840 m
2
2010
Indian PSV 4
840 m
2
2010
Chinese PSV 1
1,020 m
2
2009
Chinese PSV 2
1,020 m
2
2010

GBP / Day
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
$ / Day
$ / Day

40%
40%
20%
Offshore Supply Market Overview
UP North Sea Fleet Daily Average Time Charter(2)
2006 - To date North Sea Spot Rates(1)
Committed
Brazil
Committed
North Sea
Spot
North Sea
2Q 08 Fleet Employment Distribution(2)
UP Brazil Fleet Daily Average Time Charter(2)
(1) Source: Seabrokers
(2) Source: Company calculations / data
(3) Includes income related to delay and loss of hire insurances - basis calendar days
(3)
(3)
21,566
23,200
22,446
24,334
23,978
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
1H 07
2H 07
FY 07
1Q 08
2Q 08
29,928
29,498
29,700
25,469
26,069
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
1H 07
2H 07
FY 07
1Q 08
2Q 08
17,777
9,262
35,900
34,578
28,500
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
2006
2007
2008

2Q 2008 & Year to Date Ocean
Business Operational Developments
► For almost the whole 2Q 2008 our three OBO vessels operated under their 4TC
Capesize Routes Index - linked time charters which expire during 1H 2009
► During 2Q 2008, our Capesize Princess Marisol entered into a time charter tied to the 4TC Capesize Routes Index
► We re-chartered our MT Alejandrina at a higher rate
► We employed our new product tanker, the MT Austral, under a long term contract

2Q 2008 & Year to Date Ocean
Business Financial Developments
► During 2Q 2008 we bought back 274 days in cleared FFAs, mainly offsetting the positions previously sold for 3Q and 4Q 2008, while simultaneously selling 274 days in
OTC FFAs for these same periods:
 • Significantly reduced our future working capital requirements
 • Economic and accounting effects of these transactions for FY 2008 are almost neutral (a loss of $0.4 million)
► During 2Q 2008 we bought back 60 days in cleared FFAs, fully offsetting the positions previously sold for June 2008. We sold 30 days in OTC FFAs for this same month
► The one time charge of $(24.2) million related to the close out of the LCH Clearnet positions that was previously expected in the second quarter will now be shown against the original transaction dates as two $(12.1) million charges in 3Q and 4Q 2008, respectively → Distributing the effect of this buy back in the 3Q and 4Q 2008 - where they will offset the results of vessels - the Company believes those periods will more accurately reflect the results actually obtained by its Ocean Fleet while 2Q 2008 results will not be distorted

Segment EBITDA[1)]	$21,456	$3,987	438%
Adjusted Segment EBITDA[1)]	$21,456	$7,060	204%

Year-on-Year Ocean Business Highlights
► Three additional vessels operating during 2Q 08 → Princess Marisol, MT Amadeo and
MT Austral
► COA employment of Princess Marisol and Bareboat Charter of MT Austral partially explain $0.9 million of the difference in Voyage Expenses
► Increases in Running Costs are occurring across the board but Princess Marisol, MT
Amadeo and MT Austral, none of which were operating in 2Q 2007, represent $3.5 million of the total difference
(1) A reconciliation of Segment EBITDA and Adjusted Segment EBITDA to US GAAP measures is available on the Appendix in this presentation
FINANCIAL HIGHLIGHTS (In $ 000's)
2Q 08
2Q 07
% Change
Revenues
$34,265
$12,760
169%
Voyage Expenses
(1,715)
(166)
933%
Running Costs
(8,737)
(3,539)
147%
G&A
(1,791)
(2,141)
-16%
Non-Cash Losses on FFAs
-
(3,073)
-
Cash Losses on FFAs
(449)
-
-
Other, net
(117)
146
-180%
Non-Cash Losses on FFAs
-
3,073
-

FY 07(2)
1Q 08(3)
FY 08(2), (3), (5)
OBO Fleet Average TC and Gross Profit Contribution
OBO Fleet Average Daily Time Charter Rates(1)
OBO Fleet Gross Profit Contribution
(1) The values in these graphs are based on estimates and assumptions and consequently may change
(2) Excludes Non Cash Losses on FFAs
(3) Excludes Non Cash Gains on FFAs
(4) Gross Profit Contribution = Revenues - Voyage Expenses - Running Costs
(5) Assumes a 25% discount for our vessels from the futures market index’s typical vessel and uses the future settlement values as of August 7, 2008 to value all “Non-Covered” (days on calendar year multiplied by three OBO vessels less number of FFAs contracted days discounted by 25%) available days in 2008
(6) Assumes no off hire or time lost under repairs
(7) Assumes Running Costs of 1H 08 remain constant for the balance of the year
(8) Does not include OTC FFA contracted on August 12, 2008
2007
2008 Est.
Source: Company
calculations and estimates
2Q 08
(1), (2), (3),(5), (6), (8)
(1), (3), (4), (5),
(6), (7), (8)
61,084
35,262
29,221
57,077
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
Actual
Projected
$27.0 M
$27.0 M
$16.9 M
$5.3 M
0
10
20
30
40
50
60
2008 Contribution of days not covered by FFAs
2008 Contribution of days covered by FFAs
2007 Gross Profit Contribution

Princess Marisol TC and Gross Profit Contribution
1Q 08(2)
FY 08(3), (4), (6)
1Q 08
FY 08(3), (4), (6), (7), (8)
Princess Marisol Average Time
Charter Rates
Princess Marisol Gross
Profit Contribution
(1) The values in these graphs are based on estimates and assumptions and consequently may change
(2) 4 days off hire in February 2008 are excluded from daily average TC rates but included in GPC calculation
(3) 13 days off hire for scheduled repairs in May 2008 are excluded from Avg. TC rates
(4) 45 days estimated for special survey during 4Q 08 are excluded from Avg. TC rates
(5) Gross Profit Contribution = Revenues - Voyage Expenses - Running Costs
(6) Assumes a 25% discount for our vessels from the futures market index’s typical vessel and uses the future settlement values as of August 7, 2008 to value daily hire rates
(7) Assumes Running Costs of 1H 08 remain constant for the balance of the year
(8) Running Costs include expenses of the May scheduled repairs and the estimated 4Q 08 special survey costs
2Q 08(3)
2Q 08(3)
(1), (2), (3), (4), (6)
(1), (5)
(1)
127,006
115,958
112,678
70,000
80,000
90,000
100,000
110,000
120,000
130,000
140,000
Actual
Projected
$8.3 M
$8.7 M
$27.9 M
0
5
10
15
20
25
30
35
40
Actual
Projected

FFAs 2009
► We sold 547.5 days of the 4TC Capesize Routes Index at USD 91,833 per day
► When added to the 180 days previously sold at USD 51,000, we have covered a total of 727.5 days in 2009 at an average of USD 81,730 of the index vessel
► Assuming a 25% discount, the FFAs sold for 2009 provide cover for 970 days of our fleet at an average time charter rate of USD 61,297 per day
► Assuming each of our OBO vessels will have to undergo drydocks / special surveys in 2009, the total number of available OBO vessels days in 2009 is estimated at 1,005
► The FFAs we have sold for 2009 represent 97% of the available capacity of the OBO fleet under the assumptions described above
OBO Fleet Gross Profit Contribution
(1) The values in this graph are based on estimates and
 assumptions and consequently may change
(2) Gross Profit Contribution = Revenues - Voyage
 Expenses - Running Costs
(3) Assumes a 25% discount for our vessels from the
 futures market index’s typical vessel and uses the
 future settlement values as of August 7, 2008 to value
 all “non-covered” available days in 2008 and 2009
(4) Assumes Running Costs of 1H 08 remain constant for
 the balance of 2008 & 2009
(5) Includes corresponding off hire days due to scheduled
 dry docks for all our three OBO vessels
Source: Company calculations and estimates
(1), (2), (3), (4), (5)
$49.8 M
$49.2 M
$27.0 M
0
20
40
60
2007
2008
2009
Contribution of days not covered by FFAs
Contribution of days covered by FFAs
2007 Gross Profit Contribution

Vessel Name	Description	DWT	Year Built	Contract	Expiry
Princess Nadia		152,328	1987	BCI 4TC Related Time Charter	Jun / Aug 09
		11,299	2006	Time Charter	Aug 10
	Semi Integrated

Ocean Fleet Overview
(1) Operated under a Bareboat Charter
Princess Susana
152,301
1986
BCI 4TC Related Time Charter
Apr / Jun 09
Princess Katherine
164,100
1986
BCI 4TC Related Time Charter
Jan / Mar 09
Princess Marisol
166,013
1984
BCI 4TC Related Time Charter
Oct 08
Miranda I
6,575
1995
Time Charter
Sep 08
Alejandrina
9,219
2006
Time Charter
Nov 08
Amadeo
39,530
1996
Time Charter
Jun 10
Austral
(1)
Alianza G3 / Argos I
Tug / Barge Unit
43,164
1993
Suezmax OBO /
Capesize Vessels
Handysize /
Product Tankers
Under repairs in Argentina

Drybulk Industry Overview
Baltic Forward Assessment - August 11, 2008
Period	Route Average
Current Rate (Spot)	115,220
BFA Aug / Sep 2008	133,160
BFA 4Q 2008	145,500
BFA 1Q 2009	134,950
BFA 2Q 2009	126,113
BFA 3Q 2009	111,788
BFA Cal 2009	118,688
BFA Cal 2010	79,500
Source: Baltic Exchange
4TC Capesize Routes
Source: Baltic
Exchange
33,110
192,198
230,818
0
50,000
100,000
150,000
200,000
250,000
Average 2004-2006
2007
2008

2Q 2008 Passenger Business Highlights
► One vessel, Blue Monarch, in operation during 2Q 2008
► Started cruising on 7-day and 14-day cruises in the Aegean Sea on April 23, 2008
► 2Q 2008 seasonally slower in the Aegean → $(2.9) million EBITDA; however, average occupancy of lower berth capacity is estimated at 100% in July & August
► On June 30, 2008, we entered into a Memorandum of Agreement (MOA)
subsequently modified by two addendums signed on July 24 and August 6, 2008, whereby we have agreed to sell our passenger vessel, the Blue Monarch. The net proceeds of this sale to the company shall be $8.3 million. Under the terms of the agreement the buyers must deposit the purchase price prior to August 25, 2008 in a joint escrow account, while delivery of the vessel will take place at the end of the current cruising season in the Aegean. If however the purchase price is not deposited in accordance with the MOA by August 25, 2008, this transaction may not materialize as agreed.

Current Fleet List
(1) Includes a 7,500 BHP ocean-going tug, the Argos I
(2) MT Austral operated under a Bareboat Charter
RIVER FLEET
Number
Capacity
Pushboats
(1)
29
104,400 BHP
Pushboats Under Construction
1
8,325 BHP
Dry Barges
547
902,700 Dwt
Tank Barges
44
95,578 m
3
Transfer Station
1
35,000 Dwt
OFFSHORE SUPPLY FLEET
Number
Deck Area
PSVs in Operation
5
4,200 m
2
PSVs Under Construction
7
6,240 m
2
TOTAL OFFSHORE SUPPLY FLEET
12
-
OCEAN FLEET
Number
Capacity
Capesize / OBOs
4
634,742 Dwt
Handysize / Product Tankers
(2)
4
66,623 Dwt
Semi-Integrated Tug / Barge Unit
1
43,164 Dwt
TOTAL OCEAN FLEET
9
744,529 Dwt
PASSENGER FLEET
# of Cabins
Lower Berths
Blue Monarch
241
450
ULTRAPETROL OWNED FLEET AS OF AUGUST 12, 2008

[redacted]

River Business

[redacted]

[redacted]

Ocean Business

[redacted]

Expected Expansion CAPEX Program
This table is provided as a general guide of expected Capital Expenditure under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.
Per Segment (In $ Million)
2008
2009
2010
Total
 Barge enlargement
12
12
12
36
 Barge building yard
18
28
28
74
 Re-engining project
14
25
7
46
 Barges / tugs acquisitions &
 bottom replacement program
27
4
-
31
Total River Business
71
69
47
187
Offshore Supply Business
 Brazilian PSV
7
-
-
7
 Indian PSVs (x4)
23
32
18
73
 Chinese PSVs (x2)
21
26
5
53
Total Offshore Supply Business
51
58
23
133
 Product tanker 1
17
-
-
17
 Product tanker 2
-
17
-
17
Total Ocean Business
17
17
-
34
Total Company
139
145
70
354

Business Outlook
►   River
 ▪ Volumes on the River Business are
 currently growing; freight rate scenario
 has been and is expected to continue
 stable / strong
 ▪ Our total transported cargo is expected
 to grow as we expand capacity
 ▪ Significant growth in fleet expected as
 from second half 2009 onwards
 ▪ First two fuel powered pushboats
 expected to be in operation in 2009
►   Offshore Supply
 ▪ We expect Offshore Supply Business
 revenues to grow substantially as from
 2009 consistent with scheduled
 deliveries of new PSVs
 ▪ Current market rate scenario strong with
 one vessel on the spot market and other
 becoming available for re-chartering in
 3Q 08
►   Ocean
 ▪ Vessels fixed physically / through FFAs
 for the rest of 2008 at time charter
 revenues level which we expect to be
 substantially higher than year ended
 December 31, 2007
 ▪ Added to our fleet a 11,299 dwt Product
 Tanker, the MT Austral
►   Passenger
 ▪ Blue Monarch operating in Aegean Sea:
 Good occupancy levels expected for
 balance of season
 ▪ Vessel committed for sale; however
 outcome of this transaction depends on
 deposit according to MOA effectively
 occurring before August 25, 2008

(In $ 000's)	2Q 08	2Q 07	1H 08	1H 07
Operating Income	19,283	10,084	37,532	18,452
Net Income	$11,714	$943	$29,053	$2,907
EBITDA [1]	28,978	16,313	63,235	32,826
Adjusted EBITDA [1]	$28,978	$19,386	$51,516	$35,899

Year-on-Year Ultrapetrol’s Income Statement
(1) A reconciliation of EBITDA and Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation
Revenues
$82,978
$55,426
$150,379
$100,852
Voyage Expenses
(22,468)
(13,163)
(37,700)
(23,091)
Running Costs
(25,517)
(18,401)
(46,313)
(33,047)
D&A
(10,115)
(8,405)
(19,959)
(16,459)
G&A
(5,967)
(5,375)
(11,298)
(9,868)
Other Operating Income
372
2
2,423
65
Financial Expenses
(4,409)
(4,577)
(10,856)
(9,674)
Financial Income
205
1,083
647
1,273
Net Income (Loss) on FFAs
(449)
(3,073)
5,862
(3,073)
Investment in Affiliates
125
124
(49)
293
Other Expense
(116)
(126)
(291)
(255)
Income Taxes
(2,740)
(2,388)
(3,367)
(3,786)
Minority Interest
(185)
(184)
(425)
(323)
EPS (In USD)
$0.36
$0.03
$0.88
$0.10
Non-Cash (Gains) Losses on FFAs
-
3,073
(6,311)
3,073
Cash Settlements on FFAs
-
-
(5,408)
-
Provision for Income Tax on Unrealized Foreign
Currency Gains on USD-denominated Debt
2,164
1,620
2,379
2,410
Adjusted Net Income
$13,878
$5,636
$19,713
$8,390
Adjusted EPS
$0.43
$0.18
$0.60
$0.28

(In $ 000's)	2Q 08	2Q 07	1H 08	1H 07	% Change
Revenues					
Total revenues	82,978	55,426	150,379	100,852	49%
Total voyage expenses	(22,468)	(13,163)	(37,700)	(23,091)	63%
Total running costs	(25,517)	(18,401)	(46,313)	(33,047)	40%
Operating Profit	$19,283	$10,084	$37,532	$18,452	103%

Year-on-Year Ultrapetrol’s Income Statement
   Attributable to River Business
$34,855
$23,497
$62,011
$45,025
38%
   Attributable to Offshore Supply Business
10,974
10,675
20,161
19,070
6%
   Attributable to Ocean Business
34,265
12,760
65,323
25,513
156%
   Attributable to Passenger Business
2,884
8,494
2,884
11,244
-74%
Voyage expenses
   Attributable to River Business
(17,928)
(9,629)
(31,483)
(18,271)
72%
   Attributable to Offshore Supply Business
(491)
(424)
(913)
(622)
47%
   Attributable to Ocean Business
(1,715)
(166)
(2,697)
(495)
445%
   Attributable to Passenger Business
(2,334)
(2,944)
(2,607)
(3,703)
-30%
Running costs
   Attributable to River Business
(9,005)
(6,142)
(16,959)
(11,681)
45%
   Attributable to Offshore Supply Business
(4,427)
(3,185)
(8,364)
(5,808)
44%
   Attributable to Ocean Business
(8,737)
(3,539)
(16,879)
(7,394)
128%
   Attributable to Passenger Business
(3,348)
(5,535)
(4,111)
(8,164)
-50%
Amortization of Dry Dock & Intangible Assets
(954)
(1,992)
(2,366)
(4,100)
-42%
Depreciation of Vessels and Equipment
(9,161)
(6,413)
(17,593)
(12,359)
42%
Administrative and Commercial Expenses
(5,967)
(5,375)
(11,298)
(9,868)
14%
Other Operating Income
372
2
2,423
65
-

(In $ 000's, except share and per share data)	2Q 08	2Q 07	1H 08	1H 07	% Change
Net Income	$11,714	$943	$29,053	$2,907	899%
Total EBITDA[1]	$28,978	$16,313	$63,235	$32,826	93%
Adjusted EBITDA[1]	$28,978	$19,386	$51,516	$35,899	44%

Year-on-Year Ultrapetrol’s Income Statement (cont’d)
(1) A reconciliation of EBITDA per Segment, Total EBITDA and Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation
Operating Profit
$19,283
$10,084
$37,532
$18,452
103%
Financial Expenses
(4,409)
(4,577)
(10,856)
(9,674)
12%
Financial Income
205
1,083
647
1,273
-49%
Net Income on FFAs
(449)
(3,073)
5,862
(3,073)
-
Investment in Affiliates / Minority Interest
(60)
(60)
(474)
(30)
Other, net
(116)
(126)
(291)
(255)
14%
Income Taxes
(2,740)
(2,388)
(3,367)
(3,786)
-11%
Basic EPS
$0.36
$0.03
$0.88
$0.10
780%
Basic weighted average number of shares
32,541,186
32,032,062
32,855,697
30,027,169
-
EBITDA per Segment
 River
5,758
5,710
9,281
11,326
-18%
 Offshore Supply
4,459
5,831
9,335
10,205
-9%
 Ocean
21,456
3,987
48,005
11,171
330%
 Passenger
(2,900)
(298)
(4,033)
(1,149)
251%
Financial income
205
1,083
647
1,273
-49%
Non-Cash (Gains) Losses on FFAs
-
3,073
(6,311)
3,073
-
Cash Losses / Settlements on FFAs already
accounted for in our Dec 31, 2007 Financial Results
-
-
(5,408)
-
-
Provision for Income Tax on Unrealized Foreign
Currency Gains on USD-denominated Debt
2,164
1,620
2,379
2,410
-1%
Adjusted Net Income
$13,878
$5,636
$19,713
$8,390
135%
Adjusted Basic EPS
$0.43
$0.18
$0.60
$0.28
114%

(In $ 000's)	At June 30, 2008	At December 31, 2007	% Change
ASSETS			
TOTAL ASSETS	$649,777	$622,160	4%
LIABILITIES			
TOTAL LIABILITIES	$649,777	$622,160	4%

Ultrapetrol’s Balance Sheet
Cash & Cash Equivalents
$30,457
$64,262
-53%
Accounts Receivables
23,079
15,680
47%
Other Current Assets
33,115
25,299
31%
Vessels and Equipment, Net
520,677
462,292
13%
Noncurrent Other Receivables
11,177
10,073
11%
Noncurrent Restricted Cash
6,558
20,168
-67%
Other Noncurrent Assets
24,714
24,386
1%
Accounts Payable
22,118
16,813
32%
Accrued Interest
2,385
2,579
-8%
Current Portion of Long-term Financial Debt
34,166
17,795
92%
Other Current Liabilities
15,773
3,286
380%
Long-term Financial Debt
311,361
314,140
-1%
Deferred Income Tax Liability
13,359
10,663
25%
Noncurrent Other Payables
6,015
-
-
Minority Interest
4,167
3,742
11%
Shareholder's Equity
240,433
253,142
-5%

Thank You
Q & A

(In $ 000's)	Second Quarter Ended June 30,	
(1)	$28,978	$16,313

(In $ 000's)	Six Months Ended June 30,	
	2008	2007
(1)	$63,235	$32,826

Appendix
(1) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses, income taxes, depreciation and amortization of dry dock expense and financial gain (loss) on extinguishment of debt. We believe that
EBITDA is intended to exclude all items that affect results relating to financing activities. The gains and losses associated with extinguishment of debt are a direct financing item that affects our results, and therefore should not be included in EBITDA. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation), and should not be considered as an alternative to net income (loss) as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies.
We have provided EBITDA in this filing because we believe it provides useful information to investors to measure our performance and evaluate our ability to incur and service indebtedness.
2008
2007
Net Income
$11,714
$943
      Plus
Financial expense
4,409
4,577
Income taxes
2,740
2,388
Depreciation and amortization
10,115
8,405
EBITDA
Net Income
$29,053
$2,907
      Plus
Financial expense
10,856
9,674
Income taxes
3,367
3,786
Depreciation and amortization
19,959
16,459
EBITDA

(In $ 000's)	Second Quarter Ended June 30, 2008				
Segment EBITDA	$5,758	$4,459	$21,456	($2,900)	$28,773
Consolidated EBITDA					$28,978

Appendix (cont’d)
River
Offshore Supply
Ocean
Passenger
TOTAL
Segment operating profit
$2,593
$3,402
$17,122
($3,834)
$19,283
Depreciation and amortization
3,110
1,212
4,859
934
10,115
Investment in affiliates / Minority interest
202
(185)
(77)
-
(60)
Other, net
(147)
30
1
-
(116)
Net loss on FFAs
-
-
(449)
-
(449)
Items not included in segment EBITDA
Financial income
205

(In $ 000's)	Second Quarter Ended June 30, 2007				
Segment EBITDA	$5,710	$5,831	$3,987	($298)	$15,230
Consolidated EBITDA					$16,313
Adjusted Consolidated EBITDA					$19,386

Appendix (cont’d)
River
Offshore Supply
Ocean
Passenger
TOTAL
Segment operating profit
$3,502
$4,925
$3,363
($1,706)
$10,084
Depreciation and amortization
2,325
1,090
3,554
1,436
8,405
Investment in affiliates / Minority interest
14
(200)
126
-
(60)
Other, net
(131)
16
17
(28)
(126)
Net loss on FFAs
-
-
(3,073)
-
(3,073)
Items not included in segment EBITDA
Financial income
1,083
Adjustments:
Non-cash losses on FFAs
3,073
3,073

(In $ 000's)	Six Months Ended June 30, 2008				
Segment EBITDA	$9,281	$9,335	$48,005	($4,033)	$62,588
Consolidated EBITDA					$63,235
Adjusted Consolidated EBITDA					$51,516

Appendix (cont’d)
River
Offshore Supply
Ocean
Passenger
TOTAL
Segment operating profit
$3,365
$7,352
$32,551
($5,736)
$37,532
Depreciation and amortization
6,165
2,378
9,713
1,703
19,959
Investment in affiliates / Minority interest
78
(425)
(127)
0
(474)
Other, net
(327)
30
6
-
(291)
Net income on FFAs
-
-
5,862
-
5,862
Items not included in segment EBITDA
Financial income
647
Adjustments:
Non-cash gains on FFAs
(6,311)
(6,311)
Cash settlements on FFAs
(5,408)
(5,408)

(In $ 000's)	Six Months Ended June 30, 2007				
Segment EBITDA	$11,326	$10,205	$11,171	($1,149)	$31,553
Consolidated EBITDA					$32,826
Adjusted Consolidated EBITDA					$35,899

Appendix (cont’d)
River
Offshore Supply
Ocean
Passenger
TOTAL
Segment operating profit
$6,982
$8,534
$6,620
($3,684)
$18,452
Depreciation and amortization
4,610
1,994
7,292
2,563
16,459
Investment in affiliates / Minority
18
(339)
291
-
-30
Other, net
(284)
16
41
(28)
(255)
Net income on FFAs
-
-
(3,073)
-
(3,073)
Items not included in segment EBITDA
Financial income
1,273
Adjustments:
Non-cash losses on FFAs
3,073
3,073

River Business Segment EBITDA Reconciliation (in $ 000's)	Second Quarter Ended June 30,	
Segment EBITDA	$5,758	$5,710
Pro Forma Segment EBITDA excluding Barge Positioning	$5,818	$6,060

Ocean Business Segment EBITDA Reconciliation (in $ 000's)	Second Quarter Ended June 30,	
Segment EBITDA	$21,456	$3,987
Adjusted Segment EBITDA	$21,456	$7,060

Appendix (cont’d)
2008
2007
Segment operating profit
$2,593
$3,502
Depreciation and amortization
3,110
2,325
Investment in affiliates / Minority interest
202
14
Other, net
(147)
(131)
Adjustments:
Barge Positioning
60
350
2008
2007
Segment operating profit
$17,122
$3,363
Depreciation and amortization
4,859
3,554
Investment in affiliates / Minority interest
(77)
126
Other, net
1
17
Non-cash gains on FFAs
(449)
(3,073)
Adjustments:
Non-cash losses on FFAs
-
3,073

River Business Segment EBITDA Reconciliation (in $ 000's)	Six Months Ended June 30,	
Segment EBITDA	$9,281	$11,326
Pro Forma Segment EBITDA excluding Barge Positioning	$12,483	$12,176

Ocean Business Segment EBITDA Reconciliation (in $ 000's)	Six Months Ended June 30,	
Segment EBITDA	$48,005	$11,171
Adjusted Segment EBITDA	$36,286	$14,244

Appendix (cont’d)
2008
2007
Segment operating profit
$32,551
$6,620
Depreciation and amortization
9,713
7,292
Investment in affiliates / Minority interest
(127)
291
Other, net
6
41
Net gains on FFAs
5,862
(3,073)
Adjustments:
Non-cash (gains) losses on FFAs
(6,311)
3,073
Cash settlements on FFAs
(5,408)
-
2008
2007
Segment operating profit
$3,365
$6,982
Depreciation and amortization
6,165
4,610
Investment in affiliates / Minority interest
78
18
Other, net
(327)
(284)
Adjustments:
Barge Positioning
3,202